Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 6, 2016

Kibbutz Sdot Yam, MP Menashe 3780400, Israel, October 26, 2016 – Caesarstone Ltd. (Nasdaq: CSTE) (the “Company”), a leading manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on December 6, 2016, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)
to re-elect Messrs. Ofer Tismchi, Ronald Kaplan and Amit Ben Zvi and to elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel and Eric Herschmann, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company and until their respective successors are duly elected and qualified;

(2)      (a) to approve the compensation of Messrs. Roger Abravanel, Ronald Kaplan and Eric Herschmann, as directors of the Company;

(b) to approve the compensation of Mr. Ariel Halperin as the chairman of the board of directors;

(3)	to approve the terms of office and engagement of Mr. Raanan Zilberman, the Company’s appointed Chief Executive Officer;

(4)
to approve an amendment to the terms of the services agreement between the Company and Mr. Yos Shiran, the Company’s former Chief Executive Officer, with respect to the terms of payment of the annual bonus to which Mr. Shiran is entitled following the termination date;

(5)	to approve the Company’s Compensation Policy for a period of three years; and

(6)
to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2016, and its service until the annual general meeting of shareholders to be held in 2017 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of said independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.

The board of directors recommends that shareholders vote in favor of each of the above proposals, which will be described in a proxy statement to be made available to the Company’s shareholders.

The board of directors of the Company appointed Mr. Ariel Halperin as the chairman of the board of directors effective immediately following the conclusion of the Meeting on December 6, 2016, subject to his election as a director at the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s financial statements for the year ended December 31, 2015.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal. The approval of Proposal Nos. 3, 4 and 5 and, in the event Proposal No. 5 is not adopted, the approval of Proposal No. 2(a),  is  in each case subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 3, 4 and 5, the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder (the “Israeli Companies Law”), allows the board of directors of a company to approve each of such proposals even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 3, 4 and 5 and, in the event Proposal No. 5 is not adopted, for Proposal No. 2(a).

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 31, 2016 are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about November 9, 2016, to all shareholders entitled to vote at the Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to the Company or to its transfer agent no later than forty eight (48) hours prior to the Meeting. Proxies delivered to the Company or to its transfer agent during the forty eight (48) hours preceding the time fixed for the Meeting will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.   If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Israeli Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Michal Baumwald Oron, VP Business Development & General Counsel, or by facsimile to +972-4-6364400, no later than November 27, 2016. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

Yonathan Melamed Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel October 26, 2016